



Joseph Schinaman · 3rd

Chief Scientific Officer at Petri Bio

Greater Los Angeles Area · 147 connections · **Contact info**

 **Petri Bio**

 **Case Western Reser
University**

Experience

 **Petri Bio**
11 mos

   ○   **Co-Founder**
Sep 2019 – Present · 11 mos

   ○   **Chief Scientific Officer**
Sep 2019 – Present · 11 mos
Los Angeles, California, United States

 **Postdoctoral Researcher**
David Geffen School of Medicine at UCLA
Sep 2015 – Sep 2019 · 4 yrs 1 mo
Los Angeles, CA

Investigated the impact of aging-related changes to the microbiome on healthspan and lifespa
Discovered a link between pharmaceutical use and microbiome changes

Rapamycin modulates tissue aging and lifespan independently of the gut microbiota …**see mor**

Education



Case Western Reserve University

Doctor of Philosophy - PhD, Neurogenetics

2009 – 2015

Developed techniques to discover genes and neural circuits underlying animal behavior, and subsequently discovered some genes and neural circuits.

Media (1)



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California State University-Los Angeles

LA BioStart Bioscience Entrepreneurs Boot Camp

2019 – 2019

The LA BioStart Bioscience Entrepreneurs Boot Camp is a five-week, intensive training program that prepares emerging bioscience entrepreneurs to launch their own bioscience ventures. The boot camp is a collaborative project of Cal State LA, the Biocom Institute and the Los Angeles Cleantech Incubator.

Participants learn business fundamentals, leadership skills and bioscience knowledge from industry leaders and business experts. Funded by the Economic Development Administration.



Case Western Reserve University

Bachelor of Science - BS, Biology

2005 – 2009

Skills & Endorsements

Research

Molecular Biology

Life Sciences

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